UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 16, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribución y Servicio D&S S.A March 2005
Por un Chile Lider

IV Quarter 2004 Results

“Further commitment of LIDER with economy; opening of new LIDER stores for an investment of US$130 million; acquisition of Carrefour; development of new business areas to complement LIDER’s Value Proposition and the strengthening of its financial structure are the main highlights of D&S for 2004.”

Highlights IV Quarter 2004

•	Net revenues up 18.7 to Ch$406,014 million (US$728.4 million).

•	2.4% SSS increase for the quarter, 16.8% increase in total sales compared to former year.

•	13.5% increase in total transactions (47.4 million transactions for the quarter).

•	Gross income up 45.3%, gross margin rose by 450 bp. from 20.3% in 2003 to 24.8% in 2004.

•	Operating income up 80.9% to Ch$11,399 million (US$20.4 million) equivalent to a 2.8% of revenues.

•	45.6% increase in EBITDA, EBITDA margin rose by 110 bp to 5.8% of revenues.

•	234.3% net income increase to Ch$6,067 million (US$10.9 million) representing 1.5% of revenues.

•	PRESTO: 21.5% increase in the number of accounts in good standing during the quarter (231,835 new accounts in the period).

For further information please contact:

Nicolás Ibáñez
Executive Director
nibanez@dys.cl
(562) 484 7754

Miguel Núñez
CFO
mnunez@dys.cl
(562) 484 7754

Loreto Bradford
IRO
lbradford@dys.cl
(562) 484 7757

Highlights Period January-December 2004

•	Net revenues up 20.8% to Ch$1,440,462 million (US$2,584.3 million).

•	1.6% SSS increase for the period and 19.0% increase in total sales compared to the previous year.

•	2.7 increase in same store transactions, 20.5% increase in total transactions. (175.5 million transactions for the year).

•	23.9% increase in gross income, gross margin up 60 bp. (from 22.5% in 2003 to 23.1% in 2004).

•	Operating income down 49.5% to Ch$23,435 million (US$42.0 million) equivalent to 1.6 of total revenues.

•	16.2% decrease in EBITDA, EBITDA margin down 220 bp. to 4.9% of revenues.

•	Net income down 75.1% to Ch$5,310 million (US$9.5 million) representing 0.4% of revenues.

•	Capex (investment in buildings, infrastructure and land) as of December 31, 2004 amounted to US$128.7 million, within budget for the year. This figure does not include the US$137.5 million investment in Carrefour (at December 31 exchange rate for the US dollar)

•	Financial debt as of December 31, 2004 totaled Ch$333,771 million (US$598.8 million), 30.4% short term and 58.5% in public offering instruments (bonds and commercial papers).

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at December 31, 2004 and converted into dollars using the observed exchange rate for the same date (1 US$=Ch$557.40).

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Stock Split of D&S’s stock

After the capital increase the total number of shares of D&S was 1,630 million. On December 6, 2004, a stock split by four became effective, thus each share was exchanged by four new shares, each equivalent to one fourth of the old shares. Simultaneously, a change of ratio of ADRs and Latibex Units to underlying local shares became effective, each ADR and Latibex Unit representing now 60 underlying shares, therefore the stock price in foreign stock exchanges was not affected by the local split.

Results Period October-December 2004

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and % change between periods:

Fourth Quarter Consolidated Results

	2004			2003			Change
	Ch$	US$	% of	Ch$	US$	% of
	millions	millions(1)	Rev.	millions	millions(1)	Rev.	% YoY

Sales	351,225	630.1	86.5%	300,785	539.6	88.0%	16.8%
Other Income	54,790	98.3	13.5%	41,133	73.8	12.0%	33.2%
Net revenues	406,014	728.4	100.0%	341,918	613.4	100.0%	18.7%
Cost of sales	305,207	547.6	75.2%	272,538	488.9	79.7%	12.0%
Gross Income / Margin	100,807	180.9	24.8%	69,380	124.5	20.3%	45.3%
Recurring Operating Expenses	76,000	136.3	18.7%	50,965	91.4	14.9%	49.1%
Start-up Expenses	1,218	2.2	0.3%	2,218	4.0	0.6%	-45.1%
Total Operating Expenses (SG&A)	77,218	138.5	19.0%	53,182	95.4	15.6%	45.2%
EBITDA	23,589	42.3	5.8%	16,198	29.1	4.7%	45.6%
Depreciation	12,190	21.9	3.0%	9,896	17.8	2.9%	23.2%
Total Operating Expenses	89,409	160.4	22.0%	63,079	113.2	18.4%	41.7%
Operating Income	11,399	20.4	2.8%	6,301	11.3	1.8%	80.9%
Financial Expenses	(4,646)	(8.3)	-1.1%	(4,129)	(7.4)	-1.2%	12.5%
Other Non-operating Income (Expenses)	(135)	(0.2)	0.0%	(647)	(1.2)	-0.2%	-79.2%
Monetary Correction	466	0.8	0.1%	1,599	2.9	0.5%	-70.9%
Non-Operating Income	(4,314)	(7.7)	-1.1%	(3,177)	(5.7)	-0.9%	35.8%
Income before Tax	7,084	12.7	1.7%	3,124	5.6	0.9%	126.7%
Income Tax	(1,135)	(2.0)	-0.3%	(1,413)	(2.5)	-0.4%	-19.6%
Minority Interest	29	0.1	0.0%	13	0.0	0.0%	130.0%
Income	5,978	10.7	1.5%	1,724	3.1	0.5%	246.7%
Amortization of Goodwill	89	0.2	0.0%	91	0.2	0.0%	-2.4%

Net Income	6,067	10.9	1.5%	1,815	3.3	0.5%	234.3%

Currency of December 2004, exchange rate US$=Ch$557.40 of December 31, 2004

Distribución y Servicio D&S S.A IV Quarter 2004 Results

2004 Compared to 2003

For the fourth quarter 2004, net revenues increased 18.7% compared to the same period in 2003 to Ch$406,014 million (US$728.4 million). This increase resulted primarily from the opening and incorporation of new stores, the implementation of the EDLP strategy (PBS) and the increase in revenues from the Presto financial services division. Gross income increased 45.3% to Ch$100,807 million (US$180.9 million) while gross income margin increased by 450 bp to 24.8% from 20.3% in the same period of 2003. This increase is attributable to the further implementation of the low prices strategy PBS with a higher share of private label products, and to the increased contribution of revenues from the Presto financial services division. Selling and administrative expenses for this period (including depreciation) increased by 41.7% totaling Ch$89,409 million (US$160.4 million) representing a 22.0% of net revenues, compared to Ch$63.079 million (US$113.2 million) in the fourth quarter 2003. This is attributable to the new stores opened during the year 2004 and to the acquisition of Carrefour stores. Additionally, the Presto financial services division presents increased expenses explained by the increase in revenues from this division and by increased provisions for doubtful accounts consistent with the growth in the outstanding receivables, thus contributing to higher consolidated operating expenses.

Operating income increased by 80.9% amounting to Ch$1,.399 million (US$20.4 million) equivalent to 2.8% of revenues, compared to an operating profit of Ch$ 6,301 million (US$11.3 million) representing 1.8% of revenues for the fourth quarter 2003. EBITDA for this quarter increased by 45.6% compared to the same period of 2003, amounting to Ch$23,589 million (US$42.3 million) equivalent to a 5.8% of revenues. Net income for the fourth quarter 2004 increased by 234.3% totaling Ch$6,067 million (US$10.9 million) which represent 1.5% of revenues compared to results for the same period in 2003 when net income totaled Ch$1,815 million (US$3.3 million) equivalent to 0.5% of revenues. This improved result was due to the increase in net revenues along with the expansion of gross income margin. Even though we recorded higher operating expenses in the fourth quarter 2004, the increase in net revenues and gross income more than offsets this increase, resulting in higher operating income and EBITDA as described above.

Net Revenues

Net revenues for the fourth quarter 2004 were Ch$406,014 million (US$728.,4 million), representing an increase of 18.7% compared to Ch$341,918 million for the same period in 2003. The following table sets forth the composition of net revenues for the periods indicated and the percentage change between periods.

	Fourth Quarter
(in millions of constant Ch$)	2004	2003	% change

Total Retail Sales: Lider and Farmalider	351,224	300,785	16.8
Other income	35,498	27,636	28.4

Sub-Total: Retail Revenues (Lider and Farmalider)	386,722	328,421	17.8

Retail Formats Revenues	386,722	328,421	17.8
PRESTO Credit Card	9,988	5,867	70.2
Others revenues (real estate and logistics)	9,304	7.630	21.9

Total Net Revenues	406,014	341,918	18.7

Distribución y Servicio D&S S.A IV Quarter 2004 Results

The 18.7% increase in net revenues for 2004 resulted primarily from:

•	Retail formats (LIDER and Farmalider ): A 18.7% increase in net revenues derived from the retail business (hypermarkets, supermarkets and pharmacies), totaling Ch$386,722 million (US$693.8 million) for the fourth quarter 2004 compared to Ch$328,421 million (US$589.2 million) for the same period in 2003. This increase resulted from an addition of 71,123 square meters of sales area, from 333,344 m2 at December 31, 2003 to 404,467 m2 at the same date in 2004 (transformation of Arica into Lider Vecino, expansion of Lider Express La Calera, two new Lider hypermarkets, and four new Lider Vecino compact hypermarkets during the year 2004, in addition to the stores acquired from Carrefour), all this equivalent to an increase of 21.3% over the total sales area at December 31, 2003. The new sales area accounted for 17.4% of the total hypermarket and supermarket sales for the fourth quarter 2004.

•	Credit Card. A 70.2% increase in revenues derived from our credit card operations for this period compared to the fourth quarter 2003, reflecting an increase in net financial revenues, including primarily interest and commissions, amounting to Ch$9,988 million (US$17.9 million) for the fourth quarter 2004 compared to Ch$5,867 million (US$10.5 million) for the same period in 2003. This is attributable to the increased number of accounts in good standing and active accounts at period end compared to the same date the previous year, and to our promotion of non-food sales through the Presto card with the resulting increase in accounts receivables and revenues.

•	Other Revenues. A 21.9% increase in other revenues derived from real estate operations and logistic services to Ch$9,304 million (US$16.7 million) for the fourth quarter 2004 from Ch$7,630 million (US$13.7 million) for the same period in 2003. This increase resulted primarily from increased lease payments recorded at the real estate division, and from higher logistic revenues due to increased sales and higher centralization at the distribution center.

Cost of Sales and Gross Profit

Gross profit for the fourth quarter 2004 was Ch$100,807 million (US$180.9 million), representing an increase of 45.3%, compared to Ch$69,380 million (US$124.5 million) for the same period 2003. As a percentage of net revenues, the cost of sales for the fourth quarter 2004 was 75.2% compared to 79.7% for the fourth quarter 2003. Consequently, gross income margin increased 450 bp. to 24.8 % in the fourth quarter 2004 compared to 20.3% in the same period 2003.

Costs related to the Presto credit card operations are accounted for in selling and administrative expenses.

Selling and Administrative Expenses

Selling and administrative expenses (including depreciation) for the fourth quarter 2004 were Ch$89,409 million (US$160.4 million), representing a 41.7% increase as compared to Ch$63,079 million (US$113.2 million) for the same period in 2003. As a percentage of net revenues, selling and administrative expenses rose to 22.0% for this period of 2004, from 18.4% in the same period of 2003, principally due to increased operating costs from new stores (transformations and new openings during 2004, Carrefour stores acquired in January 2004), to increased selling and administrative expenses in existing stores, and to higher provisions and operating expenses from the Presto financial services division, explained by the increase in outstanding credit and revenues.

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Selling and administrative expenses related to the credit card operations increased 242.1% totaling Ch$15,956 million (US$28.6 million) for the fourth quarter 2004 compared to Ch$4,664 million (US$8.4 million) for the same period in 2003. This increase was principally attributable to the allowance for doubtful accounts which increased 224.5% for the fourth quarter 2004 compared to the same quarter in 2003, and other operating expenses which increased 273.0% during this period compared to the same period the previous year, explained by the higher revenues recorded at this division.

Operating Income

Operating income for the fourth quarter 2004 was Ch$11,399 million (US$20.4 million), representing a increase of 80.9% as compared to an operating profit of Ch$6,301 million for the fourth quarter 2003. This improvement in operating result reflects the increase in net revenues and gross margin. As a percentage of net revenues, operating income for the fourth quarter 2004 was 2.8%, representing an increase of 100 bp. as compared to operating margin of 1.8% for the same period in 2003.

Non-operating Income

The following table sets forth, for the periods indicated, information concerning non operating income on a consolidated basis:

	Fourth Quarter
(in millions of constant Ch$)	2004	2003

Financial income	718	226
Other non-operating income(1)	298	270
Amortization of negative goodwill	89	91
Minority interest	29	13

Total non-operating income	1,134	600

(1)	“Other” includes principally equity in earnings of related companies.

Non-operating Expense

The following table sets forth, for the periods indicated, the components of non-operating expense on a consolidated basis:

	Fourth Quarter
(in millions of constant Ch$)	2004	2003

Financial expense	4,646	4,129
Other non-operating expense(1)	583	939
Amortization of goodwill	568	204

Total non-operating expense	5,797	5,272

“Other” includes equity in losses of related companies and charitable contributions.

Distribución y Servicio D & S S.A IV Quarter 2004 Results

Non-operating expense for the fourth quarter 2004 was Ch$5,797 million (US$10.4 million), representing an increase of 10.0% compared to non-operating expense of Ch$5,272 million for the same period 2003. This increase resulted primarily from higher financial expenses (12.5% higher) explained by the greater indebtedness of the company and higher charges for amortization of goodwill (Ch$568 million in the fourth quarter 2004 versus Ch$204 million in the same period 2003) originated in the goodwill from Carrefour.

Price-level Restatement and Foreign Exchange Gain (Loss)

Net price level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$466 million (US$0.8 million) for the fourth quarter 2004, as compared to a net loss of Ch$1,599 million (US$2.9 million) for the same period in 2003.

Income Taxes

Income taxes for the fourth quarter 2004, including current and deferred taxes, amounted to Ch$1,135 million (US$2.0 million).

Net Income

Net result for the fourth quarter 2004 was Ch$6,067 million (US$10.9 million), representing an increase of 234.3% as compared to a net income of Ch$1,815 million (US$3.3 million) in the same period 2003. As a percentage of net revenues, net income represented 1.5% in the fourth quarter 2004, as compared to 0.5% in the same period of 2003.

Presto Financial Services Division

The following tables set forth, for the periods indicated, information concerning PRESTO credit card operations:

	Fourth Quarter
(in millions of constant Ch$)	2004	2003	% Change

Net revenues	10,370	6,282	65.1%
Provisions for doubtful accounts	9,627	2,967	224.5%
Financial expenses	702	717	2.1%
Other expenses	6,329	1,697	272.0%
Selling and administrative expenses	16,658	5,381	209.6%
Operating income	(6,288)	901	-797.9%

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Results Period January-December 2004

The following table sets forth, for the periods indicated, the main items in the income statement and their respective percentages of net revenues:

Consolidated Results Period January-December

	2004			2003			Change
	Ch$	US$	% of	Ch$	US$	% of	% YoY
	millions	millions (1)	Rev.	millions	millions (1)	Rev.

Sales	1,248,780	2,240.4	86.7%	1,049,246	1,882.4	88.0%	19.0%
Other Income	191,681	343.9	13.3%	142,829	256.2	12.0%	34.2%
Net revenues	1,440,462	2,584.3	100.0%	1,192,075	2,138.6	100.0%	20.8%

Cost of sales	1,107,917	1,987.7	76.9%	923,643	1,657.1	77.5%	20.0%
Gross Income / Margin	332,545	596.6	23.1%	268,432	481.6	22.5%	23.9%
Recurring Operating Expenses	259,060	464.8	18.0%	178,231	319.8	15.0%	45.4%
Start-up Expenses	2,400	4.3	0.2%	5,332	9.6	0.4%	-55.0%
Total Operating Expenses (SG&A)	261,460	469.1	18.2%	183,563	329.3	15.4%	42.4%
EBITDA	71,085	127.5	4.9%	84,869	152.3	7.1%	-16.2%

Depreciation	47,650	85.5	3.3%	38,496	69.1	3.2%	23.8%
Total Operating Expenses	309,110	554.6	21.5%	222,059	398.4	18.6%	39.2%
Operating Income	23,435	42.0	1.6%	46,373	83.2	3.9%	-49.5%
Financial Expenses	(18,695)	(33.5)	-1.3%	(16,818)	(30.2)	-1.4%	11.2%
Other Non-operating Income (Expenses)	(931)	(1.7)	-0.1%	(974)	(1.7)	-0.1%	-4.4%
Monetary Correction	2,113	3.8	0.1%	(893)	(1.6)	-0.1%	-336.5%
Non-Operating Income	(17,513)	(31.4)	-1.2%	(18,686)	(33.5)	-1.6%	-6.3%
Income before Tax	5,922	10.6	0.4%	27,687	49.7	2.3%	-78.6%
Income Tax	(1,093)	(2.0)	-0.1%	(6,665)	(12.0)	-0.6%	-83.6%
Minority Interest	127	0.2	0.0%	(44)	(0.1)	0.0%	-390.5%
Income	4,956	8.9	0.3%	20,978	37.6	1.8%	-76.4%
Amortization of Goodwill	355	0.6	0.0%	362	0.6	0.0%	-2.0%

Net Income	5,310	9.5	0.4%	21,340	38.3	1.8%	-75.1%

(1)	Currency of December 2004, exchange rate US$=Ch$557.4 of December 31, 2004

Period January-December 2004 Compared to 2003

During the year 2004 net revenues increased 20.8% to Ch$1,440,462 million (US$2,584.3 million) compared to revenues for the year 2003. This increase resulted primarily from the integration of stores acquired from Carrefour, the transformation of two stores (Arica and La Calera) and the opening of new stores during the year (6 new stores: 4 Lider Vecino and 2 Lider stores), the implementation of the low prices strategy PBS (EDLP) and the increase in revenues from the PRESTO financial services division. Gross income increased 23.9% to Ch$332,545 million (US$596.6 million) and gross income margin increased by 60 bp to 23.1% of revenues from 22.5% in 2003. This gross margin increase is explained by the further implementation of the EDLP strategy with a more aggressive introduction of private labels in the assortment, and the increase in revenues from the Presto division (66.2% higher than revenues for the year 2003). Total operating expenses (including depreciation) for the period January-December 2004 increased by 39.2% totaling Ch$309,110 million (US$554.6 million) compared to Ch$222,059 million (US$398.4 million) in the same period of 2003 due to the addition of new stores, and to increased expenses (higher provisions for doubtful accounts as well as operating expenses) at the Presto financial

Distribución y Servicio D&S S.A IV Quarter 2004 Results

services division, in accordance with the increase in revenues and outstanding receivables of the credit card. Total operating expenses represented 21.5% of revenues for the year 2004 compared to 18.6% in 2003. Consequently, operating income fell by 49.5% totaling Ch$23,435 million (US$42.0 million) in the period January - December 2004 compared to Ch$46,373 (US$83.2 million) for the year 2003. EBITDA for 2004 decreased by 16.2% to Ch$71,085 million (US$127.5 million) equivalent to 4.9% of revenues compared to 7.1% of revenues in 2003, a reduction of 220 bp. Net result for this period decreased by 75.1% to Ch$5,310 million (US$9.5 million) equivalent to 0.4% of revenues compared to net profit of Ch$21,340 million (US$38.3 million) equivalent to 1.8% of revenues recorded in the year 2003. This decline resulted from the increase of operating expenses explained previously, that exceeds the increase of revenues and gross income, affecting operating income and EBITDA.

Net Revenues

Net revenues for the period January-December 2004 were Ch$1,440,462 million (US$2,584.3 million), which represented an increase of 20.8% compared to Ch$1,192,075 million (US$2,138.6 million) for the same period in 2003. The following table shows the composition of net revenues for the periods indicated and the percentage change between periods.

	as of December 31
(in millions of constant Ch$)	2004	2003	% change

Total Retail Sales: LIDER and Farmalider	1,248,780	1,049,246	19.0
Other income	123,530	95,201	29.8

Sub-Total:
Retail Formats Revenues (LIDER and Farmalider)	1,372,310	1,144,447	19.9

Retail Formats Revenues	1,372,310	1,144,447	19.9
PRESTO Credit Card	32,551	19,586	66.2
Others revenues (real estate and logistics)	35,601	28,044	26.9

Total	1,440,462	1,192,078	20.8

The 20.8 % increase in net revenues for the period January-December 2004 resulted primarily from:

•	Retail Formats (LIDER and Farmalider). 19.9 % increase in net revenues derived from our hypermarkets, supermarkets and pharmacies, totaling Ch$1,372,310 million (US$2,462.0 million) for the period January-December 2004 compared to Ch$1,144,447 million (US$2,053.3 million) for the same period 2003. This increase resulted from an addition of 71,123 square meters of sales area, from 333,344 at December 31, 2003 to 404,467 at the same date in 2004 (opening of four Lider Vecino compact hypermarkets and two Lider hypermarkets, in addition to stores acquired from Carrefour, the transformation of Lider Express Arica into Lider Vecino and the enlargement of Lider Express La Calera), an increase of 21.3% over the total sales area at December 31, 2003. These new stores accounted for 17.5% of the hypermarket and supermarket sales for the period January - December 2004. Another factor which contributed to the increase in revenues from retail formats was the implementation of the EDLP strategy, which helped to increase customer traffic levels (20.5% increase in total transactions and 2.7% increase in same store transactions).

Distribución y Servicio D&S S.A IV Quarter 2004 Results

•	Credit Card. A 66.2% increase in net revenues derived from Presto credit card operations compared to the period January-December 2003, reflecting an increase in our net financial revenues including primarily interest and commissions, for a total Ch$32,551 million (US$58.4 million) for this period of 2004 compared to Ch$19,586 million (US$35.1 million) for the previous year. This increase was attributable to an 81.0% increase in accounts in good standing at period-end and to the promotion of sales of food and non-food products through our Presto card (16.6% of overall penetration of the credit card in total sales for 2004 compared to 14.2% for 2003) consequently increasing total outstanding receivables. At December 31, 2004, the total outstanding of the Presto card totaled Ch$141,200 million (US$253.3 million) compared to Ch$84,826 million (US$152.2 million) at the same date of 2003, representing 66.5% increase.

•	Other Revenues. A 26.9% increase in other revenues derived from real estate and logistic operations to Ch$35,601 million (US$63.9 million) for the period January-December 2004 compared to Ch$28,042 (US$50.3 million) for the same period in 2003. This increase resulted primarily from increased lease payments accounted for in the real estate division and higher logistic revenues due to higher sales and increased centralization in our distribution center.

Cost of Sales and Gross Profit

Gross profit for the period January -December 2004 was Ch$332,545 million (US$596.6 million), representing an increase of 23.9%, compared to Ch$268,432 million (US$481.6 million) for the same period 2003.

As a percentage of net revenues, cost of sales in January-December 2004 was 76.9% compared to 77.5% for 2003. The increase in gross income margin was principally attributable to the further implementation of our EDLP strategy with a higher share of private labels in the product assortment. Additionally, the sustained increase of Presto revenues makes a significant contribution to the increase in gross margin.

Costs related to the credit card operations are accounted for in selling and administrative expenses in the consolidated income statement.

Selling and Administrative Expenses

Selling and administrative expenses (including depreciation) for January-December 2004 were Ch$309,110 million (US$554.6 million), representing a 39.2% increase as compared to Ch$222,059 million (US$398.4 million) for the same period in 2003.

As a percentage of net revenues, selling and administrative expenses rose to 21.5% for the period January-December 2004 from 18.6% for the equivalent period in 2003, principally due to increased operating costs from new stores opened in 2004 and increased provisions and operating expenses from the Presto financial services division, in line with the increase in outstanding credit and financial revenues.

Selling and administrative expenses related to our credit card operations increased 179,5% to Ch$39,632 million (US$71.1 million) in January-December 2004 compared to Ch$14,179 million (US$25.4 million) for the same period in 2003. This increase was principally attributable to the allowance for doubtful accounts which increased by 175.1% for the period January - December 2004 compared to the same period the previous year, and other expenses which increased 186.4% in 2004 compared to the equivalent period in 2003, explained by higher revenues recorded at the Presto division.

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Operating Income

Operating income for the period January-December 2004 was Ch$23,435 million (US$42.0 million), representing a decrease of 49.5% as compared to Ch$46,373 million (US$83.2 million) for the same period in 2003, reflecting the higher operating costs described above. As a percentage of net revenues, operating income for January-December 2004 was 1.6%, representing a decrease of 230 bp. as compared to operating income equivalent to 3.9% of net revenues for the year 2003.

Non-operating Income

The following table sets forth, for the periods indicated, information concerning non- operating income on a consolidated basis:

	As of December 31
(in millions of constant Ch$)	2004	2003

Financial income	1,303	552
Other non-operating income(1)	1,092	607
Amortization of negative goodwill	355	362
Minority Interest	127	—

Total non-operating income	2,877	1,521

(1)	“Other” includes principally equity in earnings of related companies.

Non-operating Expense

The following table sets forth, for the periods indicated, the components of our non-operating expenses on a consolidated basis:

	As of December 31
(in millions of constant Ch$)	2004	2003

Financial expense	18,695	6,818
Minority interest	—	44
Other non-operating expense(1)	1,349	1,319
Amortization of goodwill	1,978	815

Total non-operating expense	22,022	18,996

(1)	“Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for the period January - December 2004 was Ch$22,022 million (US$39.5 million), representing an increase of 15.9% compared to non-operating expense of Ch$18,996 million for the same period in 2003. This increase resulted primarily from higher financial expenses by 11.2%, which totaled Ch$18,695 million (US$33,5 million) for 2004 compared to Ch$16,818 million (US$30.2 million) for 2003 explained by the higher indebtedness of the Company and by a 142.8% increase in charges of amortization of goodwill (Ch$1,978 million for the year 2004 versus Ch$815 million for 2003) originated in goodwill from Carrefour.

Distribución y Servicio D&S S.A
IV Quarter 2004 Results

Price - level Restatement and Foreign Exchange Gain (Loss)

Net price level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$2,113 million (US$3.8 million) for 2004, as compared to a net loss of Ch$893 million (US$1.6 million) for the year 2003, representing an increase of 336.5%. The net gain in January-December 2004 compared to the equivalent period in 2003 is primarily attributable to foreign exchange insurance contracts taken by the Company to hedge these exchange variations on foreign currency assets during the period.

Income Taxes

Income taxes for the period January - December 2004, including current and deferred taxes, amounted to Ch$1,093 million (US$2.0 million), representing an 83.6% reduction as compared to a charge of Ch$6,665 million (US$12.0 million) for the same period in 2003, consistent with the decrease in income before income taxes recorded during January - December 2004 compared to January - December 2003. The effective tax rate during the year 2004 was 18.5%.

Net Income

Net income for the period January-December 2004 was Ch$5,310 million (US$9.5 million), representing a decrease of 75.1% as compared to net profit of Ch$21,340 million (US$38.3 million) in the same period 2003. As a percentage of net revenues, net income margin recorded in 2004 was 0.4%, compared to 1.8% in 2003, corresponding to a 140 bp. reduction.

Presto Financial Services Division

The following tables set forth, for the periods indicated, information concerning Presto credit card operations:

	As of December 31
(in millions of constant Ch$)	2004	2003	% Change

Net revenues	33,779	21,388	57.9
Provisions for doubtful accounts	23,765	8,638	175.1
Financial expenses	2,448	2,309	6.0
Other expenses	15,867	5,541	186.4
Selling and administrative expenses	42,080	16,488	155.2
Operating income	(8,301)	4,900	-269.4

Total accounts receivable, end of period	141,200	84,826	66.5

Allowance for doubtful accounts	13,347	3,056	336.7
Total accounts receivable net of provisions, end of period	127,853	81,770	56.4

Other relevant information
Number of accounts in good standing	1,180,456	652,541

Average balance per account (in thousands of constant Ch$)	120	130
Allowance for doubtful accounts/Total net receivables	9.5%	3.7%

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Sales

D&S Total Retail Sales (In Ch$ millions, currency of December 2004)

	Total Sales							Same Store Sales
	Q1	Q2	Q3	Q4	H1	9M	TOTAL	Q1	Q2	Q3	Q4	H1	9M	TOTAL

Total D&S
2004	293,407	303,185	301,016	350,857	596,592	897,607	1,248,464	243,111	250,671	245,975	289,660	493,783	739,758	1,029,418
2003	242,470	251,045	254,321	300,752	493,515	747,836	1,048,588	238,874	245,661	245,455	282,938	484,535	729,990	1,012,928
%Change YoY	21.0%	20.8%	18.4%	16.7%	20.9%	20.0%	19.1%	1.8%	2.0%	0.2%	2.4%	1.9%	1.3%	1.6%

LIDER Express
2004	32,491	36,902	35,503	37,405	69,393	104,896	142,302	31,312	33,850	30,332	34,191	65,162	95,494	129,685
2003	28,018	30,127	30,792	36,204	58,146	88,938	125,143	28,018	30,127	26,958	32,865	58,146	85,104	117,968
%Change YoY	16.0%	22.5%	15.3%	3.3%	19.3%	17.9%	13.7%	11.8%	12.4%	12.5%	4.0%	12.1%	12.2%	9.9%
%D&S 2004	11.1	12.2	11.8	10.7	11.6	11.7	11.4	12.9	13.5	12.3	11.8	13.2	12.9	12.6
%D&S 2003	11.6	12.0	12.1	12.0	11.8	11.9	11.9	11.7	12.3	11.0	11.6	12.0	11.7	11.6

LIDER Vecino
2004	63,270	65,991	69,878	81,999	129,261	199,139	281,137	51,690	54,196	55,842	66,798	105,886	161,728	228,526
2003	52,671	54,204	56,135	69,612	106,875	163,010	232,622	51,255	51,789	54,180	63,169	103,045	157,225	220,394
%Change YoY	20.1%	21.7%	24.5%	17.8%	20.9%	22.2%	20.9%	0.8%	4.6%	3.1%	5.7%	2.8%	2.9%	3.7%
%D&S 2004	21.6	21.8	23.2	23.4	21.7	22.2	22.5	21.3	21.6	22.7	23.1	21.4	21.9	22.2
%D&S 2003	21.7	21.6	22.1	23.1	21.7	21.8	22.2	21.5	21.1	22.1	22.3	21.3	21.5	21.8

LIDER
2004	190,997	191,923	187,467	223,957	382,920	570,387	794,344	158,527	158,301	154,648	183,734	316,829	471,477	655,211
2003	160,548	163,610	163,060	189,090	324,158	487,217	676,308	158,627	160,708	160,028	181,524	319,336	479,364	660,889
%Change YoY	19.0%	17.3%	15.0%	18.4%	18.1%	17.1%	17.5%	-0.1%	-1.5%	-3.4%	1.2%	-0.8%	-1.6%	-0.9%
%D&S 2004	65.1	63.3	62.3	63.8	64.2	63.5	63.6	65.2	63.2	62.9	63.4	64.2	63.7	63.6
%D&S 2003	66.2	65.2	64.1	62.9	65.7	65.2	64.5	66.4	65.4	65.2	64.2	65.9	65.7	65.2

Groceries
2004	162,063	143,372	136,779	163,422	305,435	442,213	605,635	114,194	119,898	119,977	135,700	234,092	354,069	489,769
2003	114,075	120,272	119,770	141,528	234,347	354,118	495,646	112,542	117,824	117,055	128,249	230,366	347,421	475,670
%Change YoY	42.1%	19.2%	14.2%	15.5%	30.3%	24.9%	22.2%	1.5%	1.8%	2.5%	5.8%	1 .6%	1.9%	3.0%
%D&S 2004	55.2	47.3	45.4	46.6	51.2	49.3	48.5	47.0	47.8	48.8	46.8	47.4	47.9	47.6
%D&S 2003	47.0	47.9	47.1	47.1	47.5	47.4	47.3	47.1	48.0	47.7	45.3	47.5	47.6	47.0

Perishables
2004	70,570	99,817	95,378	112,963	170,387	265,765	378,729	81,008	83,442	83,673	94,136	164,449	248,122	342,259
2003	81,470	83,206	88,429	103,862	164,677	253,106	356,968	80,027	82,677	86,079	94,354	162,703	248,782	343,136
%Change YoY	-13.4%	20.0%	7.9%	8.8%	3.5%	5.0%	6.1%	1.2%	0.9%	-2.8%	-0.2%	1.1%	-0.3%	-0.3%
%D&S 2004	24.1	32.9	31.7	32.2	28.6	29.6	30.3	33.3	33.3	34.0	32.5	33.3	33.5	33.2
%D&S 2003	33.6	33.1	34.8	34.5	33.4	33.8	34.0	33.5	33.7	35.1	33.3	33.6	34.1	33.9

Non-food
2004	54,087	51,588	42,549	66,975	105,675	148,224	215,199	45,787	42,985	37,170	54,885	88,772	125,942	180,827
2003	44,360	42,524	37,838	58,897	86,884	124,722	183,619	44,000	41,984	37,386	54,748	85,984	123,370	178,118
%Change YoY	21.9%	21.3%	12.5%	13.7%	21.6%	18.8%	17.2%	4.1%	2.4%	-0.6%	0.3%	3.2%	2.1%	1.5%
%D&S 2004	18.4	17.0	14.1	19.1	17.7	16.5	17.2	18.8	17.1	15.1	18.9	18.0	17.0	17.6
%D&S 2003	18.3	16.9	14.9	19.6	17.6	16.7	17.5	18.4	17.1	15.2	19.3	17.7	16.9	17.6

Same Store Sales v/s Total Sales
Total Sales	293,407	303,185	301,016	350,857	596,592	897,607	1,248,464
SSS	243,111	250,671	245,975	289,660	493,783	739,758	1,029,418
Non SSS	50,296	52,513	55,040	61,197	102,809	157,849	219,047
%Sales SSS	82.9	82.7	81.7	82.6	82.8	82.4	82.5
% Sales Non SSS	17.1	17.3	18.3	17.4	17.2	17.6	17.5
Total Sales	293,407	303,185	301,016	350,857	596,592	897,607	1,248,464

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Sales Area

	2003	2004	2004	2004	2004
	IVQ	IQ	IIQ	IIIQ	IVQ

Supermarkets

LIDER Express (Ekono + Almac)
m2 sales area	39,822	36,247	36,247	32,708	32,607
Number of stores	26	25	25	23	23
New stores in quarter	0	-1	0	-2	0
Additional square meters	-263	-3,575	0	-3,539	-101
Average m2 sales area/ store	1,532	1,450	1,450	1,422	1,418

Hypermarkets

LIDER Vecino
m2 sales area	72,660	78,520	78,520	86,573	93,485
Number of stores	19	20	20	22	24
New stores in quarter	3	1	0	2	2
Additional square meters	9,891	5,860	0	8,053	6,912
Average m2 sales area/ store	3,821	3,926	3,926	3,935	3,895

LIDER
m2 sales area	220,862	279,500	268,075	268,075	278,375
Number of stores	23	30	29	29	31
New stores in quarter	1	7	-1	0	2
Additional square meters	9,715	58,638	-11,425	0	10,300
Average m2 sales area/store	9,603	9,317	9,244	9,244	8,980

Hypermarkets: LIDER+LIDER Vecino
m2 sales area	293,522	358,020	346,595	354,648	371,860
Number of stores	42	50	49	51	55
New stores in quarter	4	8	-1	2	4
Additional square meters	19,606	64,498	-11,425	8,053	17,212
Average m2 sales area/ store	6,989	7,160	7,073	6,954	6,761

Company Total

Supermarkets + Hypermarkets
Total m2 sales area	333,344	394,267	382,842	387,356	404,467
Total stores	68	75	74	74	78
Average m2 sales area/store	4,902	5,257	5,174	5,235	5,185

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Changes in Sales Area

		Sales Area	Opening Date/
Store - Location (City-Region)	Concept -Project type	m2	Quarter	Owned/Leased

Kennedy (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7,405	Jan 01-2004-IQ	Leased
Quilín (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	9,790	Jan 01-2004-IQ	Owned
Cordillera (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7,867	Jan 01-2004-IQ	Owned
Velázquez (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	11,425	Jan 01-2004-IQ	Owned
Maipú (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7,282	Jan 01-2004-IQ	Owned
Pajaritos (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7,351	Jan 01-2004-IQ	Owned
Quilicura (Metrop. Region)	LIDER (Ex Carrefour) - Acquisition	7,518	Jan 01-2004-IQ	Owned
Arica (I Region)	LIDER Vecino - Transformation	5,860	Jan 10-2004-IQ	Owned

Velázquez (Metrop. Region)	LIDER (Ex Carrefour) - Closing	-11,425	Jun 01-2004-IIQ	Owned

Temuco-La Frontera (IX Region)	LIDER Express - Closing	-2,188	Jul 01-2004-IIIQ	Leased
Irarrázaval (Metrop. Region)	LIDER Express - Closing (to transform)	-2,064	Jul 05-2004-IIIQ	Owned
Coquimbo (IV Region)	LIDER Vecino -New	4,055	Jul 23-2004-IIIQ	Owned
Temuco-Barrio Inglés (IX Region)	LIDER Vecino -New	3,998	Jul 28-2004-IIIQ	Owned
La Calera (V Region)	LIDER Express - Remod.(adds 713m2)	1,687	Jul 04-2004-IIIQ	Owned

Plaza Vespucio (Metrop. Region)	LIDER-New	6,937	Nov 12-2004-IVQ	Leased
Irarrázaval (Metrop. Region)	LIDER Vecino - New	4,170	Nov 22-2004-IVQ	Owned
Quillota (V Region)	LIDER Vecino - New	2,814	Nov 25-2004-IVQ	Owned
Punta Arenas (XII Region)	LIDER - New	6,335	Dec11-2004-IVQ	Owned

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Geographic Distribution of D&S Stores

Region / City or		LIDER	Total	LIDER	Total
Municipality	LIDER	Vecino	Hypermarkets	Express	Supermarkets	Total D&S

Arica	—	1	1	—	—	1
Iquique	—	1	1	—	—	1
I Region	—	2	2	—	—	2

Antofagasta	1	—	1	—	—	1
Calama	1	—	1	2	2	3
II Region	2	—	2	2	2	4

La Serena	1	—	1	—	—	1
Coquimbo		1	1	—	—	1
IV Region	1	1	2	—	—	2

Calera	—	—	—	1	1	1
Quilpue	1	—	1	1	1	2
Quillota	—	1	1	—	—	1
Viña del Mar	1	—	1	2	2	3
Valparaiso	—	1	1	—	—	1
V Region	2	2	4	4	4	8

Cerrillos	1	—	1	—	—	1
El Bosque	—	1	1	—	—	1
Est Central	1	—	1	—	—	1
Huechuraba	1	—	1	—	—	1
Independencia	—	1	1	—	—	1
La Florida	3	1	4	—	—	4
La Reina	1	—	1	—	—	1
Las Condes	1	3	4	4	4	8
Lo Barnechea	1	1	2	—	—	2
Macul	1	—	1	—	—	1
Maipu	3	—	3	2	2	5
Ñuñoa	—	2	2	2	2	4
Providencia	—	—	—	5	5	5
Peñalolen	1		1	—	—	1
Puente Alto	2	—	2	—	—	2
Quilicura	1	—	1	—	—	1
Quinta Normal	—	1	1	—	—	1
Recoleta	—	1	1	—	—	1
San Bernardo	—	1	1	—	—	1
San Miguel	1	—	1	1	1	2
San Ramón	—	1	1	—	—	1
Vitacura	1	—	1	1	1	2
Metropolitan Region XIII	19	13	32	15	15	47

Rancagua	1	1	2	1	1	3
VI Region	1	1	2	1	1	3

Talca	—	1	1	1	1	2
Curicó		1	1	—	—	1
VII Region	—	2	2	1	1	3

Los Angeles	—	1	1	—	—	1
Concepción	2	—	2	—	—	2
VIII Region	2	1	3	—	—	3

Temuco	1	1	2	—	—	2
IX Region	1	1	2	—	—	2

Valdivia	1	—	1	—	—	1
Osorno	—	1	1	—	—	1
Puerto Montt	1	—	1	—	—	1
X Region	2	1	3	—	—	3

Punta Arenas	1	—	1	—	—	1
XII Region	1	—	1	—	—	1

COMPANY TOTAL	31	24	55	23	23	78

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Financial Information (from the Explanatory Analysis FECU)

Main Indicators

Currency of Dec. 2004	January-December 2004		January-December 2003		Change 2004 / 2003
		%of		%of
	Th Ch$	revenues	Th Ch$	revenues	%

Net Revenues	1,440,461,642	100.00%	1,192,074,792	100.00%	20.84%
Gross Income	332,545,142	23.09%	268,431,657	22.52%	23.88%
Selling and Administrative Expenses	309,109,930	21.46%	222,058,849	18.63%	39.20%
Operating Income	23,435,212	1.63%	46,372,808	3.89%	-49.46%
Financial Expenses	18,694,781	1.30%	16,818,061	1.41%	11.16%
Non Operating Income	(17,512,927)	-1.22%	(18,685,946)	-1.57%	-6.28%
R.A.I.I. D.A.I. E.	72,941,559	5.06%	83,263,418	6.98%	-12.40%
Net Income	5,310,468	0.37%	21,339,930	1.79%	-75.11%
Initial Net Worth	318,599,609		311,333,954		2.33%
Net Income/ Initial Shareholders’ Equity	1.67%		6.85%

Condensed Balance Sheets

	12.31.2004	12.31.2003	% Change
Currency of Dec. 2004	Th Ch$	Th Ch$	2004/2003

Current Assets	385,798,752	328,922,037	17.29%
Fixed Assets	595,013,964	512,137,052	16.18%
Operating Assets	980,812,716	841,059,090	16.62%
Other Assets	59,543,643	24,785,084	140.24%

Total Assets	1,040,356,359	865,844,173	20.16%

Current Liabilities	343,126,423	360,861,919	-4.91%
Long Term Liabilities	237,080,614	186,251,762	27.29%
Total Debt	580,207,037	547,113,681	6.05%
Minority Interest	3,885	130,884	-97.03%
Net Worth	460,145,437	318,599,608	44.43%
Total Liabilities	1,040,356,359	865,844,173	20.16%

Financial Ratios

		12.31.2004	12.31.2003	% Change
		Th Ch$	Th Ch$	2004/2003

Total Debt	M$	580,207,037	547,113,681	6.05%
Financial Debt	M$	333,799,421	318,087,579	4.94%
Liquidity Ratio	VECES	1.12	0.91
Acid Ratio	VECES	0.78	0.66
Total Debt/Total Assets	VECES	0.56	0.63
Total Debt/Shareholder’s Equity	VECES	1.26	1.72
Financial Debt/Shareholders’ Equity	VECES	0.73	1.00
Interest Expenses Coverage	VECES	3.80	5.05
Short Term Liabilities	%	59%	66%
Long Term Liabilities	%	41%	34%

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Financial Information (from the Explanatory Analysis FECU)

Operational Indices

		12.31.2004	12.31.2003

Inventory Turnover	Times	10.2	10.4
Days of Inventory	Days	35.7	35.1

Profitability Ratios

		12.31.2004	12.31.2003

Return Over Shareholders’ Equity	%	1.67%	9.14%
Return Over Assets	%	0.51%	2.46%
Return Over Operational Assets	%	0.54%	2.54%
Utilidad por accion	$	0.81	3.87
Return of Dividends	%	1.58%	1.24%

Financial Debt

As of December 31, 2004	US$Millions	%

Bonds ( D&S y Saitec)	245.8	41.0%
Commercial papers ( D&S )	104.1	17.4%
Banco Santander-Santiago	80.8	13.5%
BancoEstado	40.3	6.7%
Banco de Chile	6.0	1.0%
Banco Citibank	50.5	8.4%
Banco Crédito e Inversiones	8.2	1.4%
Banco Scotiabank (D&S)	3.4	0.6%
Banco Bice	2.1	0.4%
Banco BBVA	44.9	7.5%
Other non-bank creditors	12.8	2.1%

Total Financial Debt	598.90	100.0%

Currency of December, exchange rate 1 US$=Ch$557.40

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Historical Information - Margins

Gross Margin (% of Revenues)

Total D&S	IQ	IIQ	IIIQ	IVQ

2004	22.3	22.3	22.6	24.8
2003	23.2	23.9	23.1	20.3
2002	22.6	23.3	23.9	21.7
2001	22.4	22.2	23.0	22.4
2000	21.6	22.3	21.6	21.4
1999	20.7	21.0	21.5	20.6
1998	22.1	22.6	23.2	17.6

Recurring Expenses (% of Revenues)

Total D&S	IQ	IIQ	IIIQ	IVQ

2004	16.5	17.1	19.5	18.7
2003	14.2	15.2	15.4	14.9
2002	13.6	15.5	15.4	15.7
2001	12.6	14.1	13.3	12.1
2000	11.9	13.1	12.6	12.3
1999	12.9	14.4	13.5	14.1
1998	13.1	13.1	13.2	12.7

EBITDA (% of Revenues)

Total D&S	IQ	IIQ	IIIQ	IVQ

2004	5.6	5.2	3.0	5.8
2003	9.0	8.6	6.7	4.7
2002	8.5	6.8	8.2	5.8
2001	9.8	7.9	9.0	10.2
2000	9.9	8.9	8.9	8.8
1999	7.6	6.7	8.0	6.5
1998	8.4	8.4	7.7	2.8

Operating Income (% of Revenues)

Total D&S	IQ	IIQ	IIIQ	IVQ

2004	2.2	1.8	-0.4	2.8
2003	5.6	5.2	3.4	1.8
2002	5.1	3.5	4.9	2.9
2001	6.2	4.5	5.6	7.3
2000	6.1	5.3	5.5	5.8
1999	3.8	2.9	3.8	2.9
1998	5.7	5.9	5.0	-0.1

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Quarterly Evolution 2003-2004

Consolidated Results

	IQ		%	II Q		%	IIIQ		%	IV Q		%
In Ch$ Millions	2003	%of	Change	2003	%of	Change	2003	%of	Change	2003	%of	Change
Currency of December 2004	Ch$Mill.	revenues	YoY	Ch$Mill.	revenues	YoY	Ch$Mill.	revenues	YoY	Ch$Mill.	revenues	YoY

Sales	242,669	88.6%	8.0%	251,227	88.1%	8.6%	254,565	87.5%	10.7%	300,785	88.0%	8.6%
Other Income	31,278	11.4%	5.6%	33,965	11.9%	13.9%	36,452	12.5%	28.0%	41,133	12.0%	19.1%
Net revenues	273,947	100.0%	7.8%	285,192	100.0%	9.2%	291,017	100.0%	12.6%	341,918	100.0%	9.8%
Cost of sales	210,310	76.8%	6.9%	217,055	76.1%	8.4%	223,739	76.9%	13.7%	272,538	79.7%	11.7%
Gross Income/ Margin	63,637	23.2%	10.6%	68,137	23.9%	11.9%	67,278	23.1%	9.1%	69,380	20.3%	2.7%
Recurring Operating Expenses	38,931	14.2%	12.9%	43,418	15.2%	7.0%	44,918	15.4%	12.8%	50,965	14.9%	4.1%
Start-up Expenses	4	0.0%	-99.7%	236	0.1%	-90.7%	2,874	1.0%	390.9%	2,218	0.6%	285.2%
Total Operating Expenses (SG&A)	38,935	14.2%	8.5%	43,654	15.3%	1.2%	47,792	16.4%	18.2%	53,182	15.6%	7.4%
EBITDA	24,702	9.0%	14.0%	24,483	8.6%	37.7%	19,486	6.7%	-8.3%	16,198	4.7%	-10.3%
Depreciation	9,360	3.4%	8.0%	9,568	3.4%	11.6%	9,672	3.3%	11.7%	9,896	2.9%	8.6%
Total Operating Expenses	48,295	17.6%	8.4%	53,222	18.7%	3.0%	57,464	19.7%	17.1%	63,079	18.4%	7.6%
Operating Income	15,342	5.6%	18.0%	14,915	5.2%	62.1%	9,814	3.4%	-22.1%	6,301	1.8%	-29.5%
Financial Expenses	(4,252)	-1.6%	8.4%	(3,811)	-1.3%	29.9%	(4,627)	-1.6%	31.9%	(4,129)	-1.2%	18.0%
Other Non-operating Income (Expenses)	(130)	0.0%	-56.4%	(33)	0.0%	-88.3%	(165)	-0.1%	19.7%	(647)	-0.2%	-88.5%
Monetary Correction	1,172	0.4%	548.3%	(2,245)	-0.8%	-197.8%	(1,419)	-0.5%	-141.4%	1,599	0.5%	-665.3%
Non-Operating Income	(3,210)	-1.2%	-20.5%	(6,088)	-2.1%	563.2%	(6,211)	-2.1%	2794.3%	(3,177)	-0.9%	-66.3%
Income before Tax	12,132	4.4%	35.3%	8,827	3.1%	6.6%	3,603	1.2%	-70.9%	3,124	0.9%	-740.6%
Income Tax	(2,480)	-0.9%	79.9%	(1,505)	-0.5%	14.6%	(1,268)	-0.4%	-38.6%	(1,413)	-0.4%	2094.3%
Minority Interest	(25)	0.0%	-17.6%	(21)	0.0%	9.7%	(11)	0.0%	-57.5%	13	0.0%	21.7%
Income	9,627	3.5%	27.4%	7,302	2.6%	5.0%	2,324	0.8%	-77.4%	1,724	0.5%	-418.4%
Amortization of Goodwill	90	0.0%	-0.4%	90	0.0%	0.8%	90	0.0%	0.5%	91	0.0%	-0.9%
Net Income	9,718	3.5%	27.1%	7,392	2.6%	5.0%	2,415	0.8%	-76.7%	1,815	0.5%	-503.3%

	IQ		%	II Q		%	IIIQ		%	IV Q		%
In Ch$ Millions	2004	%of	Change	2004	%of	Change	2004	%of	Change	2004	%of	Change
Currency of December 2004	Ch$Mill.	revenues	YoY	Ch$Mill.	revenues	YoY	Ch$Mill.	revenues	YoY	Ch$Mill.	revenues	YoY

Sales	293,578	86.6%	21.0%	303,215	87.2%	20.7%	300,762	86.5%	18.1%	351,225	86.5%	16.8%
Other Income	45,284	13.4%	44.8%	44,655	12.8%	31.5%	46,953	13.5%	28.8%	54,790	13.5%	33.2%
Net revenues	338,863	100.0%	23.7%	347,870	100.0%	22.0%	347,714	100.0%	19.5%	406,014	100.0%	18.7%
Cost of sales	263,384	77.7%	25.2%	270,179	77.7%	24.5%	269,146	77.4%	20.3%	305,207	75.2%	12.0%
Gross Income/ Margin	75,478	22.3%	18.6%	77,691	22.3%	14.0%	78,569	22.6%	16.8%	100,807	24.8%	45.3%
Recurring Operating Expenses	55,814	16.5%	43.4%	59,499	17.1%	37.0%	67,747	19.5%	50.8%	76,000	18.7%	49.1%
Start-up Expenses	654	0.2%	14943.4%	144	0.0%	-39.1%	384	0.1%	-86.6%	1,218	0.3%	-45.1%
Total Operating Expenses (SG&A)	56,468	16.7%	45.0%	59,643	17.1%	36.6%	68,131	19.6%	42.6%	77,218	19.0%	45.2%
EBITDA	19,011	5.6%	-23.0%	18,048	5.2%	-26.3%	10,438	3.0%	-46.4%	23,589	5.8%	45.6%
Depreciation	11,709	3.5%	25.1%	11,876	3.4%	24.1%	11,874	3.4%	22.8%	12,190	3.0%	23.2%
Total Operating Expenses	68,177	20.1%	41.2%	71,519	20.6%	34.4%	80,005	23.0%	39.2%	89,409	22.0%	41.7%
Operating Income	7,302	2.2%	-52.4%	6,171	1.8%	-58.6%	(1,436)	-0.4%	-114.6%	11,399	2.8%	80.9%
Financial Expenses	(4,928)	-1.5%	15.9%	(4,678)	-1.3%	22.8%	(4,443)	-1.3%	-4.0%	(4,646)	-1.1%	12.5%
Other Non-operating Income (Expenses)	(396)	-0.1%	205.7%	(235)	-0.1%	622.7%	(165)	0.0%	0.1%	(135)	0.0%	-79.2%
Monetary Correction	(1,256)	-0.4%	-207.2%	1,083	0.3%	-148.2%	1,820	0.5%	-228.2%	466	0.1%	-70.9%
Non-Operating Income	(6,580)	-1.9%	105.0%	(3,830)	-1.1%	-37.1%	(2,788)	-0.8%	-55.1%	(4,314)	-1.1%	35.8%
Income before Tax	721	0.2%	-94.1%	2,341	0.7%	-73.5%	(4,224)	-1.2%	-217.3%	7,084	1.7%	126.7%
Income Tax	(628)	-0.2%	-74.7%	82	0.0%	-105.4%	588	0.2%	-146.4%	(1,135)	-0.3%	-19.6%
Minority Interest	12	0.0%	-146.4%	22	0.0%	-206.6%	64	0.0%	-695.1%	29	0.0%	130.0%
Income	105	0.0%	-98.9%	2,445	0.7%	-66.5%	(3,572)	-1.0%	-253.7%	5,978	1.5%	246.7%
Amortization of Goodwill	89	0.0%	-2.0%	89	0.0%	-1.8%	89	0.0%	-1.9%	89	0.0%	-2.4%
Net Income	193	0.1%	-98.0%	2,534	0.7%	-65.7%	(3,483)	-1.0%	-244.3%	6,067	1.5%	234.3%

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Income Statement - Annual Series

Consolidated Annual Results

	1999			2000			2001
In Ch$ Millions	Ch$	%of	% Change	Ch$	%of	% Change	Ch$	%of	% Change
Currency of December 2004	Millions	revenues	YoY	Millions	revenues	YoY	Millions	revenues	YoY

Sales	854,355	91.4%	25.5%	799,210	90.6%	-6.5%	875,436	89.9%	9.5%
Other Income	80,637	8.6%	21.6%	83,012	9.4%	2.9%	98,019	10.1%	18.1%
Net revenues	934,992	100.0%	25.1%	882,222	100.0%	-5.6%	973,456	100.0%	10.3%
Cost of sales	739,265	79.1%	25.4%	690,245	78.2%	-6.6%	754,316	77.5%	9.3%
Gross Income/ Margin	195,727	20.9%	24.2%	191,977	21.8%	-1.9%	219,139	22.5%	14.1%
Recurring Operating Expenses	128,676	13.8%	32.2%	110,059	12.5%	-14.5%	126,327	13.0%	14.8%
Start-up Expenses	193	0.0%	-98.4%	1,474	0.2%	664.1%	2,678	0.3%	81.6%
Total Operating Expenses (SG&A)	128,869	13.8%	17.9%	111,533	12.6%	-13.5%	129,005	13.3%	15.7%
EBITDA	66,858	7.2%	38.5%	80,444	9.1%	20.3%	90,134	9.3%	12.0%
Depreciation	35,861	3.8%	75.2%	30,424	3.4%	-15.2%	32,104	3.3%	5.5%
Total Operating Expenses	164,729	17.6%	26.9%	141,956	16.1%	-13.8%	161,109	16.6%	13.5%
Operating Income	30,997	3.3%	11.5%	50,020	5.7%	61.4%	58,030	6.0%	16.0%
Financial Expenses	-20,606	-2.2%	189.8%	-16,126	-1.8%	-21.7%	-13,097	-1.3%	-18.8%
Other Non-operating Income (Expenses)	-16,559	-1.8%	-4823.3%	370	0.0%	-102.2%	-1,245	-0.1%	-436.2%
Monetary Correction	-1,627	-0.2%	-210.3%	687	0.1%	-142.3%	5,904	0.6%	758.8%
Non-Operating Income	-38,792	-4.1%	634.2%	-15,068	-1.7%	-61.2%	-8,438	-0.9%	-44.0%
Income before Tax	-7,795	-0.8%	-134.6%	34,952	4.0%	-548.4%	49,592	5.1%	41.9%
Income Tax	-2,466	-0.3%	13.9%	-3,636	-0.4%	47.5%	-7,802	-0.8%	114.6%
Minority Interest	-38	0.0%	-9.5%	-107	0.0%	181.6%	-175	0.0%	62.7%
Income	-10,299	-1.1%	-150.7%	31,209	3.5%	-403.0%	41,615	4.3%	33.3%
Amortization of Goodwill	355	0.0%	-1.0%	355	0.0%	0.0%	360	0.0%	1.6%
Net Income	-9,944	-1.1%	-148.1%	31,563	3.6%	-417.4%	41,975	4.3%	33.0%

	2002			2003			2004
In Ch$ Millions	Ch$	%of	% Change	Ch$	%of	% Change	Ch$	%of	% Change
Currency of December 2004	Millions	revenues	YoY	Millions	revenues	YoY	Millions	revenues	YoY

Sales	962,752	88.7%	10.0%	1,049,246	88.0%	9.0%	1,248,780	86.7%	19.0%
Other Income	122,435	11.3%	24.9%	142,829	12.0%	16.7%	191,681	13.3%	34.2%
Net revenues	1,085,187	100.0%	11.5%	1,192,075	100.0%	9.8%	1,440,462	100.0%	20.8%
Cost of sales	837,505	77.2%	11.0%	923,643	77.5%	10.3%	1,107,917	76.9%	20.0%
Gross Income/ Margin	247,683	22.8%	13.0%	268,432	22.5%	8.4%	332,545	23.1%	23.9%
Recurring Operating Expenses	163,828	15.1%	29.7%	178,231	15.0%	8.8%	259,060	18.0%	45.4%
Start-up Expenses	5,115	0.5%	91.0%	5,332	0.4%	4.3%	2,400	0.2%	-55.0%
Total Operating Expenses (SG&A)	168,942	15.6%	31.0%	183,563	15.4%	8.7%	261,460	18.2%	42.4%
EBITDA	78,741	7.3%	-12.6%	84,869	7.1%	7.8%	71,085	4.9%	-16.2%
Depreciation	35,009	3.2%	9.0%	38,496	3.2%	10.0%	47,650	3.3%	23.8%
Total Operating Expenses	203,951	18.8%	26.6%	222,059	18.6%	8.9%	309,110	21.5%	39.2%
Operating Income	43,731	4.0%	-24.6%	46,373	3.9%	6.0%	23,435	1.6%	-49.5%
Financial Expenses	-13,860	-1.3%	5.8%	-16,818	-1.4%	21.3%	-18,695	-1.3%	11.2%
Other Non-operating Income (Expenses)	-6,356	-0.6%	410.3%	-974	-0.1%	-84.7%	-931	-0.1%	-4.4%
Monetary Correction	5,623	0.5%	-4.8%	-893	-0.1%	-115.9%	2,113	0.1%	-336.5%
Non-Operating Income	-14,593	-1.3%	72.9%	-18,686	-1.6%	28.0%	-17,513	-1.2%	-6.3%
Income before Tax	29,139	2.7%	-41.2%	27,687	2.3%	-5.0%	5,922	0.4%	-78.6%
Income Tax	-4,821	-0.4%	-38.2%	-6,665	-0.6%	38.3%	-1,093	-0.1%	-83.6%
Minority Interest	-64	0.0%	-63.3%	-44	0.0%	-31.8%	127	0.0%	-390.5%
Income	24,254	2.2%	-41.7%	20,978	1.8%	-13.5%	4,956	0.3%	-76.4%
Amortization of Goodwill	362	0.0%	0.5%	362	0.0%	0.0%	355	0.0%	-2.0%
Net Income	24,616	2.3%	-41.4%	21,340	1.8%	-13.3%	5,310	0.4%	-75.1%

Distribución y Servicio D&S S.A IV Quarter 2004 Results

FECU - Balance Sheets

Assets

Type of currency: Chilean pesos (thousands) of Dec. 2004	Current	Prior
Type of Balance Statement: Consolidated	to 12/31/2004	to 12/31/2003	% Change

Total Current Assets	385,798,752	328,922,037	17.3%
Cash and cash equivalents	22,783,602	32,180,597	-29.2%
Time deposits	—	—
Marketable securities (net)	35,612,272	3,788,027	840.1%
Sales debtors (net)	128,071,981	98,856,504	29.6%
Notes receivable (net)	1,122,119	746,649	50.3%
Sundry debtors (net)	32,511,432	35,542,463	-8.5%
Documents and accounts receivable from related companies	1,492,067	1,484,432	0.5%
Inventories (net)	118,642,988	91,749,044	29.3%
Refundable taxes	10,400,600	5,287,275	96.7%
Prepaid expenses	3,116,337	3,027,020	3.0%
Deferred taxes	4,281,854	1,441,722	197.0%
Other current assets	27,763,500	54,818,304	-49.4%
Leasing contracts (net)
Assets for leasing (net)

Total Fixed Assets	595,013,964	512,137,052	16.2%
Land	165,631,207	139,960,913	18.3%
Buildings and infrastructure	459,376,128	373,929,531	22.9%
Machinery and equipment	163,585,029	143,280,514	14.2%
Other fixed assets	72,417,420	65,406,594	10.7%
Reserve for technical revaluation of fixed assets	4,167,655	4,167,655
Depreciation (minus)	(270,163,475)	(214,608,155)	25.9%

Total Other Assets	59,543,643	24,785,084	140.2%
Investment in related companies	1,907,745	1,577,167	21.0%
Investment in other companies	72,350	72,017	0.5%
Goodwill	31,761,075	10,310,393	208.0%
Negative goodwill (minus)	(354,616)	(709,233)	-50.0%
Long-term debtors	14,664,572	7,286,179	101.3%
Notes and accounts receivable from related companies — long term
Long-term deferred taxes	5,476,978
Intangibles
Amortization (minus)
Others	6,015,539	6,248,561	-3.7%
Long-term leasing contracts (net)

Total Assets	1,040,356,359	865,844,173	20.2%

Distribución y Servicio D&S S.A IV Quarter 2004 Results

FECU - Balance Sheets

Liabilities

Type of currency: Chilean pesos (thousands) of Dec. 2004	Current	Prior
Type of Balance Statement: Consolidated	to 12/31/2004	to 12/31/2003	% Change

Total Current Liabilities	343,126,423	360,861,919	-4.9%
Debt with banks and financial institutions - short term	22,199,806	50,686,033	-56.2%
Debt with banks and financial institutions - long term portion	9,332,410	20,897,468	-55.3%
Obligations with public (notes)	58,020,819	59,433,153	-2.4%
Obligations with public - short term portion ( bonds )	5,549,947	1,828,955	203.4%
Long term debt with maturity within a year	6,041,872	5,577,665	8.3%
Dividends to be paid	—	7,072,500	-100.0%
Accounts payable	201,699,328	184,807,233	9.1%
Documents payable	—	—
Sundry creditors	7,442,790	7,253,020	2.6%
Documents and accounts payable to suppliers	13,364,208	7,997,414	67.1%
Accruals	14,631,874	9,932,234	47.3%
Witholdings	4,677,299	4,979,917	-6.1%
Income tax	—
Income received in advance	25,178	18,728	34.4%
Deferred taxes	—	—
Other current assets	140,892	377,599	-62.7%

Total Long Term Liabilities	237,080,614	186,251,762	27.3%
Debt with banks and financial institutions	94,920,810	34,294,475	176.8%
Obligations with public - long term ( bonds )	131,474,419	135,622,261	-3.1%
Documents payable - long term	198,246	222,892	-11.1%
Sundry creditors - long term	5,828,991	9,524,677	-38.8%
Notes & accounts payable to related companies	—	—
Accruals	4,350,391	3,581,619	21.5%
Deferred taxes - long term		2,687,138	-100.0%
Other long term liabilities	307,757	318,700	-3.4%

Minority Interest	3,885	130,884	-97.0%

Shareholders’ Equity	460,145,437	318,599,608	44.4%
Capital paid	378,815,151	222,355,769	70.4%
Capital revaluation reserve	—	—
Additional paid-in capital
Other reserves	(1,178,875)	1,346,647	-187.5%
Retained earnings	82,509,161	94,897,192	-13.1%
Reserve for future dividends
Accrued income	87,817,793	80,608,545	8.9%
Accrued loss (minus)
Income (loss) for the period	5,310,468	21,339,930	-75.1%
Provisory dividends (minus)	(10,619,100)	(7,051,283)	50.6%
Accrued deficit development period

Total Liabilities	1,040,356,359	865,844,173	20.2%

Distribución y Servicio D&S S.A IV Quarter 2004 Results

FECU

Income Statement

Type of currency: Chilean pesos (thousands) of Dec. 2004	Current	Prior
Type of Balance Statement: Consolidated	to 12/31/2004	to 12/31/2003	% Change

Operating Income	23,435,212	46,372,808	-49.5%
Gross Margin	332,545,142	268,431,657	23.9%
Net revenues	1,440,461,642	1,192,074,792	20.8%
Cost of sales (minus)	(1,107,916,500)	(923,643,135)	20.0%
Selling and administrative expenses (minus)	(309,109,930)	(222,058,849)	39.2%

Non-operating Income	(17,512,927)	(18,685,946)	-6.3%
Financial/interest income	1,303,487	552,037	136.1%
Income from investment in related companies	625,293	464,104	34.7%
Other non-operating income	481,581	142,592	237.7%
Loss from investment in related companies (minus)	(14,836)
Amortization of goodwill (minus)	(1,978,054)	(814,616)	142.8%
Financial expenses (minus)	(18,694,781)	(16,818,061)	11.2%
Other non-operating expenses (minus)	(1,348,769)	(1,318,594)	2.3%
Monetary correction	1,933,651	2,178,320	-11.2%
Currency exchange differences	179,501	(3,071,728)	-105.8%

Income before Income Taxes and Extraordinary Items	5,922,285	27,686,862	-78.6%

Income Tax	(1,093,431)	(6,665,227)	-83.6%
Extraordinary Items
Net Income (Loss) before Minority Interest	4,828,854	21,021,635	-77.0%
Minority Interest	126,998	(43,723)	-390.5%

Net Income (Loss)	4,955,852	20,977,912	-76.4%

Amortization of negative goodwill	354,616	362,018	-2.0%

Net Income (Loss) for the period	5,310,468	21,339,930	-75.1%

Distribución y Servicio D&S S.A IV Quarter 2004 Results

FECU — Cash Flows Statements — Indirect

Type of currency: Chilean pesos (thousands) of Dec. 2004	Current to	Prior to
Type of Balance Statement: Consolidated	12/31/2004	12/31/2004	% Change

Net Cash Flows from Operating Activities	(13,483,796)	34,287,648	-139.3%
Income (loss) for the period	5,310,468	21,339,930	-75.1%
Income on sale of fixed assets	137,113	(9,362)	-1564.6%
(Gain) Loss on sale of fixed assets	137,113	(9,362)	-1564.6%
Gain on sale of investments (minus)
Loss on sale of investments
(Gain) Loss on sale of other assets
Charges (credit) to income statement which do not represent cash flows	72,707,860	48,243,604	50.7%
Depreciation for the period	47,649,926	38,495,916	23.8%
Amortization of intangibles
Writeoffs and provisions	24,706,842	7,099,759	248.0%
Gain from investment in related companies (minus)	(625,293)	(464,104)	34.7%
Loss from investment in related companies	14,836
Amortization of goodwill	1,978,054	814,616	142.8%
Amortization of negative goodwill (minus)	(354,616)	(362,018)	-2.0%
Net monetary correction	(1,933,651)	(2,178,320)	-11.2%
Net currency exchange difference	(179,501)	3,071,728	-105.8%
Other credits to income statement which do not represent cash flows	(400,716)
Other charges to income statement which do not represent cash flows	1,851,979	1,766,027	4.9%
Changes in assets affecting cash flows (increase) decrease	(78,671,326)	(56,332,306)	39.7%
Sales debtors	(59,306,829)	(53,571,523)	10.7%
Inventories	(19,807,290)	654,497	-3126.3%
Other assets	442,793	(3,415,280)	-113.0%
Changes in liabilities affecting cash flows (increase) decrease	(12,840,913)	21,002,059	-161.1%
Accounts payable related to the operation	(9,128,769)	20,704,267	-144.1%
Interest payable	371,745	781,621	-52.4%
Income tax payable (net)	(11,377,096)	1,048,526	-1185.1%
Other accounts payable related to results other than operation	1,906,422	(3,954,707)	-148.2%
VAT and other similar taxes payable (net)	5,386,785	2,422,352	122.4%
Gain (loss) in minority interest	(126,998)	43,723	-390.5%

Net Cash Flows from Financing Activities	158,212,631	44,841,315	252.8%
Proceeds from issuance of common stock	156,459,382
Proceeds from loans	152,122,761	139,104,693	9.4%
Bonds	57,340,570	96,362,396	-40.5%
Proceeds from loans from related companies
Proceeds from other loans from related companies	5,366,794
Other sources of financing
Payment of dividends (minus)	(24,771,000)	(14,145,000)	75.1%
Withdrawals of capital (minus)
Repayment of loans (minus)	(128,349,172)	(150,272,174)	-14.6%
Repayment of bonds (minus)	(57,373,825)	(24,834,790)	131.0%
Repayment of loans from related companies (minus)
Repayment of other loans from related companies (minus)		(288,960)	-100.0%
Expenses from the issuance of common stock (minus)	(2,525,522)
Expenses from the issuance of bonds (minus)	(57,357)	(1,084,850)	-94.7%
Other expenses related to financing activities (minus)

Net Cash Flows from Investing Activities	(95,854,965)	(69,870,778)	37.2%
Proceeds from sale of property, plant and equipment	730,077	317,515	129.9%
Proceeds from sale of long-term investments		30,215,971	-100.0%
Proceeds from sale of other investments	52,275,000
Decrease in loans to related companies
Decrease in other loans to related companies		20,021	-100.0%
Other proceeds from investment	4,440,578
Purchases of property, plant and equipment	(74,397,987)	(45,262,844)	64.4%
Payment of capitalized interest (minus)	(1,190,644)	(410,476)	190.1%
Long-term investments (minus)	(76,668,240)
Investment in financial instruments (minus)		(53,737,316)	-100.0%
Loans to related companies (minus)
Other loans to related companies (minus)	(7,635)
Other expenses from investing activities (minus)	(1,036,114)	(1,013,649)	2.2%

Net Cash Flows for The Period	48,873,870	9,258,185	427.9%
Effect of Inflation On Cash and Cash Equivalents	(1,584,184)	3,166,449	-150.0%
Net Increase (Decrease) on Cash and Cash Equivalents	47,289,686	12,424,634	280.6%
Cash And Cash Equivalents at Beginning of Year	34,230,746	21,806,112	57.0%
Cash And Cash Equivalents at End of Year	81,520,432	34,230,746	138.1%

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Notes

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Notes

Distribución y Servicio D&S S.A IV Quarter 2004 Results

Notes

Por un Chile Lider

Ticker Symbols
NYSE: DYS

Santiago Stock Exchanges : D&S
Latibex: XDYS

Address

Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,Quilicura - Santiago de Chile

Phone
(56-2) 399 6671

Fax

(56-2) 399 6681

E-mail

info@dys.cl

Website

www.dys.cl

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to changes in general economic, business or political or other conditions in Chile, changes in general economic or business conditions in Latin America, changes in capital markets in general, changes in exchange rates or regulations applicable to currency exchanges or transfer, unexpected developments in pending litigations, increased costs of operations, unanticipated increases in financing and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. You should not place undue reliance on such statements, which speak only as of the date that they were made. We undertake no obligation to update such statements in light of subsequent events or developments.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir Chief Financial Officer

Dated: March 16, 2005